                                                                 Manually Signed

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(MARK ONE):

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
          OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to ___________

                         Commission file number _______

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  McDonald's Corporation Profit Sharing Program

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             McDonald's Corporation
                                McDonald's Plaza
                            Oak Brook, Illinois 60523

FINANCIAL STATEMENTS AND EXHIBIT

(a)   Financial Statements

McDonald's Corporation Profit Sharing Program Financial Statements

    Report of Independent Auditors                                             1

    Statements of Net Assets Available for Benefits, with Fund Information
      at December 31, 2001 and 2000                                            2

    Statements of Changes in Net Assets Available for Benefits,
      with Fund Information For The Years Ended December 31, 2001 and 2000     3

    Notes to Financial Statements                                              4


(b)   Exhibit

Exhibit 23 - Consent of Independent Auditors

Financial Statements

McDonald's Corporation Profit Sharing Program

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Employer Identification #36-2361282
Plan #001

                 McDonald's Corporation Profit Sharing Program

                              Financial Statements

                     Years ended December 31, 2001 and 2000


                                    Contents
Report of Independent Auditors .......................................  1

Financial Statements

Statements of Net Assets Available for Benefits ......................  2
Statements of Changes in Net Assets Available for Benefits ...........  3
Notes to Financial Statements ........................................  4

                         Report of Independent Auditors

To Administrative Committee
McDonald's Corporation Profit Sharing Program

We have audited the accompanying statements of net assets available for benefits of McDonald's Corporation Profit Sharing Program as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of McDonald's Corporation Profit Sharing Program at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                                      /s/ Ernst & Young LLP

May 10, 2002

                  McDonald's Corporation Profit Sharing Program

                 Statements of Net Assets Available for Benefits
                                 (In Thousands)

                                                                                          December 31, 2001
                                                                      ---------------------------------------------------------
                                                                                              McDESOP and
                                                                                             Leveraged ESOP
                                                                         Profit        --------------------------
                                                                        Sharing        Allocated      Unallocated
                                                                          Plan           Funds           Funds            Total
                                                                      ---------------------------------------------------------
Assets
Investments, at fair value:
   Commercial paper and other short-term investments                  $    62,066    $     2,723     $     3,724    $    68,513
   Corporate bonds                                                          1,000             --              --          1,000
   Government bonds                                                         1,028             --              --          1,028
   Mutual funds                                                            72,767             --              --         72,767
   Common and preferred stocks other than McDonald's Corporation          172,781             --              --        172,781
   McDonald's Corporation common stock:
     44,459,118 shares in 2001; 49,298,732 shares in 2000                 198,574        741,557         236,666      1,176,797
   Common trust funds                                                      47,732             --              --         47,732
Investments, at contract value:
   Investment contracts                                                   330,541             --              --        330,541
                                                                      ---------------------------------------------------------
Total investments                                                         886,489        744,280         240,390      1,871,159

Receivables:
   Company contributions                                                   27,350            258              --         27,608
   Accrued income                                                             544              7               7            558
Other                                                                       1,192           (496)             --            696
                                                                      ---------------------------------------------------------
Total receivables                                                          29,086           (231)              7         28,862
                                                                      ---------------------------------------------------------
Total assets                                                              915,575        744,049         240,397      1,900,021

Liabilities
Management and administrative expenses payable                              1,275            753              --          2,028
Accrued interest expense                                                       --             --           3,021          3,021
Notes payable:
   Current                                                                     --             --           7,403          7,403
   Long-term                                                                   --             --         108,462        108,462
Other liabilities                                                             524          1,563              --          2,087
                                                                      ---------------------------------------------------------
Total liabilities                                                           1,799          2,316         118,886        123,001
                                                                      ---------------------------------------------------------

Net assets available for benefits
Allocated net assets                                                      913,776        741,733              --      1,655,509
Unallocated net assets                                                         --             --         121,511        121,511
                                                                      ---------------------------------------------------------
Net assets available for benefits                                     $   913,776    $   741,733     $   121,511    $ 1,777,020
                                                                      =========================================================

                                                                                           December 31, 2000
                                                                      ---------------------------------------------------------
                                                                                              McDESOP and
                                                                         Profit              Leveraged ESOP
                                                                                        ------------------------
                                                                         Sharing        Allocated    Unallocated
                                                                          Plan           Account        Account         Total
                                                                      ---------------------------------------------------------
Investments, at fair value:
   Commercial paper and other short-term investments                  $    53,946    $     8,199     $     4,185    $    66,330
   Corporate bonds                                                            500             --              --            500
   Government bonds                                                            --             --              --             --
   Mutual funds                                                            92,303             --              --         92,303
   Common and preferred stocks other than McDonald's Corporation          238,367             --              --        238,367
   McDonald's Corporation common stock:
     44,459,118 shares in 2001; 49,298,732 shares in 2000                 309,278      1,034,877         331,966      1,676,121
   Common trust funds                                                      51,148             --              --         51,148
Investments, at contract value:
   Investment contracts                                                   265,699             --              --        265,699
                                                                      ---------------------------------------------------------
Total investments                                                       1,011,241      1,043,076         336,151      2,390,468

Receivables:
   Company contributions                                                   10,408           (117)             --         10,291
   Accrued income                                                             421             41              21            483
Other                                                                         833            201              --          1,034
                                                                      ---------------------------------------------------------
Total receivables                                                          11,662            125              21         11,808
                                                                      ---------------------------------------------------------
Total assets                                                            1,022,903      1,043,201         336,172      2,402,276

Liabilities
Management and administrative expenses payable                                975            471              --          1,446
Accrued interest expense                                                       --             --           3,283          3,283
Notes payable:
   Current                                                                     --             --           8,003          8,003
   Long-term                                                                   --             --         115,865        115,865
Other liabilities                                                             542          2,528              --          3,070
                                                                      ---------------------------------------------------------
Total liabilities                                                           1,517          2,999         127,151        131,667
                                                                      ---------------------------------------------------------
Net assets available for benefits
Allocated net assets                                                    1,021,386      1,040,202              --      2,061,588
Unallocated net assets                                                         --             --         209,021        209,021
                                                                      ---------------------------------------------------------
Net assets available for benefits                                     $ 1,021,386    $ 1,040,202     $   209,021    $ 2,270,609
                                                                      =========================================================


The accompanying notes are an integral part of these financial statements.

                  McDonald's Corporation Profit Sharing Program

           Statements of Changes in Net Assets Available for Benefits
                                 (In Thousands)

                                                     December 31, 2001                              December 31, 2000
                                      ----------------------------------------------  ---------------------------------------------
                                                         McDESOP and                                   McDESOP and
                                         Profit        Leveraged ESOP                    Profit       Leveraged ESOP
                                                  -----------------------                         ----------------------
                                        Sharing    Allocated  Unallocated               Sharing   Allocated  Unallocated
                                          Plan       Funds       Funds       Total        Plan      Funds        Funds      Total
                                      ----------------------------------------------  ---------------------------------------------
Net investment income (loss)
Dividend income                       $    5,024  $    6,301   $  2,073   $   13,398  $    6,637  $    6,418  $  2,289   $   15,344
Interest income                           30,271         243         40       30,554      22,088         499        22       22,609
Net realized and unrealized
depreciation in fair value of
investments                             (111,830)   (223,088)   (72,432)    (407,350)    (94,977)   (207,691)  (70,539)    (373,207)
Interest expense                              --          --     (8,435)      (8,435)         --          --    (9,362)      (9,362)
Management and administrative fees        (2,961)       (907)        --       (3,868)     (3,117)       (685)       --       (3,802)
                                      ----------------------------------------------  ---------------------------------------------
Total net investment loss                (79,496)   (217,451)   (78,754)    (375,701)    (69,369)   (201,459)  (77,590)    (348,418)

Contributions
Company                                   27,335          --     11,565       38,900      10,408          20    24,590       35,018
Participants                               1,805      47,091         --       48,896       4,921      41,374        --       46,295
                                      ----------------------------------------------  ---------------------------------------------
Total contributions                       29,140      47,091     11,565       87,796      15,329      41,394    24,590       81,313

Allocations
Half a Buck Matching with Profit
Sharing Forfeitures                          (79)         79         --           --         (82)         82        --           --
Half a Buck Matching with Leveraged
ESOP Shares                                   --      18,488         --       18,488          --      16,419        --       16,419
Leveraged ESOP year-end allocations:
   Common Stock:
     1989 $200 million Leveraged ESOP         --         900    (13,225)     (12,325)         --      15,899   (26,845)     (10,946)
     1991 $100 million Leveraged ESOP         --         933     (7,096)      (6,163)         --       8,515   (13,988)      (5,473)
                                      ----------------------------------------------  ---------------------------------------------
Total allocations                            (79)     20,400    (20,321)          --         (82)     40,915   (40,833)          --

Other changes
Benefits paid to terminated
participants                            (107,411)    (98,929)        --     (206,340)     94,437)    (96,008)       --     (190,445)
Interfund transfers (net)                 49,833     (49,833)        --           --      57,688     (57,688)       --           --
Other                                        403         253         --          656         137          68        --          205
                                      ----------------------------------------------  ---------------------------------------------
Total other changes                      (57,175)   (148,509)        --     (205,684)    (36,612)   (153,628)       --     (190,240)
                                      ----------------------------------------------  ---------------------------------------------
Net decrease in net assets available
for benefits                            (107,610)   (298,469)   (87,510)    (493,589)    (90,734)   (272,778)  (93,833)    (457,345)
Net assets available for benefits at
beginning of year                      1,021,386   1,040,202    209,021    2,270,609   1,112,120   1,312,980   302,854    2,727,954
                                      ----------------------------------------------  ---------------------------------------------
Net assets available for benefits at
end of year                           $  913,776  $  741,733   $121,511   $1,777,020  $1,021,386  $1,040,202  $209,021   $2,270,609
                                      ==============================================  =============================================

The accompanying notes are an integral part of these financial statements.

                                                                  EIN 36-2361282
                                                                       Plan #001

                  McDonald's Corporation Profit Sharing Program

                          Notes to Financial Statements

                     Years ended December 31, 2001 and 2000

1.  Description of the Program

Effective January 1, 2002, the McDonald's Corporation Profit Sharing Program ("the Program") was amended and restated in its entirety and renamed the McDonald's Corporation Profit Sharing and Savings Plan ("the Plan"). The notes below describe the Program prior to the amendment and restatement. The Program was formed January 1, 1989, when the McDonald's Corporation Savings and Profit Sharing Plan ("Profit Sharing Plan") was merged with the McDonald's Matching and Deferred Stock Ownership Plan ("McDESOP"). The Profit Sharing Plan is a noncontributory, defined-contribution plan. The Profit Sharing Plan includes the Investment Savings account, which permitted participants to contribute after-tax dollars to the Profit Sharing Plan prior to 1987 and is no longer contributory. McDESOP consists of two components. The first component is a salary deferral plan with Company matching allocations, and the second component is an employee stock ownership plan ("Leveraged ESOP"). Effective December 29, 1995, the McDonald's Corporation Stock Sharing Plan ("Stock Sharing Plan") was merged with the Program ("Merged Plan"). The assets of the Stock Sharing Plan were transferred into McDESOP. The Plan documents with respect to the respective portions of the Merged Plan remained in effect until the Program, as amended and restated effective January 1, 1997, became effective. The Program was since amended and restated effective November 1, 1998. In addition, the Program has three amendments effective June 1, 2000, January 1, 2001, and March 1, 2001, respectively. The Program is administered by a committee of employees ("Administrative Committee") of McDonald's Corporation ("the Company" or "Plan Sponsor") as selected by the Board of Directors ("Board") of the Company. The following description of the Program provides only general information and does not reflect the restatement of the Program effective January 1, 2002. Participants should refer to the Program Summary Plan Description and Prospectus for a more complete description, and up to date information.

Eligibility

Under provisions of the Program, effective January 1, 2001, an employee becomes eligible for participation on the first day of the month following age 21 or older and after one year of "eligibility service" as defined by the Program's documents. Full-time McDonald's salaried restaurant managers, staff, executives, and part-time staff employees scheduled to work at least 20 hours per week, who are at least 21 years old,

                  McDonald's Corporation Profit Sharing Program

1. Description of the Program (continued)

may make non-matched 401(k) contributions beginning the first of the month after completion of one month of service. Prior to January 1, 2001, employees could only enter the Program on either January 1 or July 1, following completion of eligibility requirements. Non-matched 401(k) contributions prior to the completion of one year of service were not allowed in 2000.

Investments and Elections

All Profit Sharing investments, other than those in the Blended Stock/Bond Fund, are held by The Northern Trust Company ("the Custodian") under a custodial agreement dated September 27, 1989. Blended Stock/Bond Fund investments are held and managed by Wellington Trust Company, National Association. T. Rowe Price Associates, Inc. manages the Money Market Fund. PRIMCO Capital Management manages the Stable Value Fund. Jennison Associates, Institutional Captial Corporation, Blackrock Financial Management Inc., and Chartwell Investment Partners are investment managers for the Diversified Stock Fund. The S&P Index Fund is a mutual fund managed by Vanguard Group, and the International Stock fund is comprised of two mutual funds, managed by Morgan Stanley Asset Management and Dresdner RCM Global Investors. Subject to the objectives and restrictions of the individual investment funds, the fund managers have discretionary authority for the purchase and sale of investments other than McDonald's Corporation common stock. The Northern Trust Company is the administrator for the Profit Sharing Plan's McDonald's Common Stock Fund.

The Trustees (employees of the Company appointed by the Board of Directors) are authorized to invest all of the assets of McDESOP and Leveraged ESOP in shares of Company stock. The allocated assets are held by The Northern Trust Company. The unallocated Leveraged ESOP shares are also held at The Northern Trust Company as custodian for McDonald's Corporation and Wachovia Bank. Proceeds from the Leveraged ESOP common stock dividends are invested in an interest-bearing account until the note payment is due.

Participants may elect, as often as 12 times per year, to have their Profit Sharing account balances invested in 5% increments in one or any combination of the Plan's investment funds.

                  McDonald's Corporation Profit Sharing Program

McDESOP and Leveraged ESOP Investments

Participant elected contributions to McDESOP are invested by The Northern Trust Company on behalf of the Trustees in shares of common stock of the Company unless the participant chooses alternative investment funds. Participants may elect, as often as 12 times per year, to have their own 401(k) contribution account balances invested in 5% increments in one or any combination of the Plan's investment funds. Shares of common stock for McDESOP are purchased in the open market through a national securities exchange. Proceeds from the Leveraged ESOP loans have been used to purchase common stock of the Company.

Any dividends or other distributions paid on the shares in the Leveraged ESOP component of the Program (see Note 7 regarding Leveraged ESOP stock dividends) are used to repay the Leveraged ESOP loans, and common stock equal to the value of the dividends on allocated shares are transferred from unallocated shares and allocated to participants' accounts.

Allocation of Contributions and Earnings

Company contributions to the Profit Sharing Plan are determined by the Board. The Board may elect to make this discretionary contribution in the form of cash or McDonald's common stock or any combination of the two. In addition, the Board may define eligibility requirements to receive this contribution based on employee age, hours of service, and pay class. The Profit Sharing Plan contribution is allocated to eligible McDonald's participants who are 21 years old, have received credit for at least 1,000 hours of service during the year, and are employed at the end of the year. In addition, participants who terminate before the last day of the year due to the sale of a McDonald's restaurant, death, disability, retirement on or after age 55, or who have 10 years of credited service in the Program prior to termination, share in the allocation of the Profit Sharing contribution in the year their employment terminates. The allocation to participants is based on their relative considered compensation compared to all eligible participants, as defined. As soon as administratively possible after year-end, the Profit Sharing contribution is reinvested in accordance with participants' investment elections in effect at that time.

Participant elected salary reductions for McDESOP are credited directly to participants' accounts. Company matching allocations are credited based on 50% of each participant's salary reductions up to the matched level. The matched level varies depending on pay class and employer.

                  McDonald's Corporation Profit Sharing Program

1. Description of the Program (continued)

Program net investment income or loss is allocated to participants semimonthly based on their respective account balances at the beginning of the semimonthly period. Participants' Profit Sharing accounts are credited with the income, gains, and losses of the investment fund(s) in which their accounts are invested.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP)

In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald's Series B Convertible Preferred Stock at an issue price of $7.188 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price, or $0.12579 per share each quarter. In September 1992, the Company redeemed 16,000,000 shares of unallocated Series B Preferred shares held by the Leveraged ESOP. In August 1995, the Company redeemed the remaining 6,230,058 unallocated Series B preferred shares, and in December 1995, the remaining 4,176,122 allocated Series B preferred shares were redeemed. Prior to each redemption, the Program's Trustees converted each share of Preferred Stock into ..7692 shares of McDonald's Common Stock, or 12,307,200, 4,792,159, and 3,212,271
shares, respectively. The unallocated shares will be released for allocation to participants as Company contributions are made to the Program. Effective
November 1, 1998, released shares are first used to make matching McDESOP allocations and any remaining shares released are allocated annually to eligible participants' accounts based on their respective considered compensation. Due to the Leveraged ESOP refinancing discussed in Note 7, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

In April 1991, the Leveraged ESOP borrowed $100 million and used the proceeds of the loan to purchase 12,075,468 shares of McDonald's Series C Convertible Preferred Stock at an issue price of $8.281 per share. These preferred shares were held exclusively by the Leveraged ESOP, and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price or $0.1449 per share each quarter. In August 1995, the Company redeemed the remaining 8,928,110 unallocated Series C preferred shares, and in December 1995, the remaining 2,710,514 allocated Series C preferred shares were redeemed. Prior to each redemption, the Program's Trustees converted each share of Preferred Stock into .8 shares of McDonald's common stock or 7,142,486 and 2,168,409 shares, respectively. The unallocated shares will be released for allocation to participants as Company contributions are made to the Program. Effective November 1, 1998, released shares are first used to make matching McDESOP

                  McDonald's Corporation Profit Sharing Program

1. Description of the Program (continued)

allocations and any remaining shares released are allocated to eligible participants' accounts based on their relative considered compensation. Due to the 1999 Leveraged ESOP refinancing discussed in Note 7, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

Vesting

McDESOP accounts are fully vested and nonforfeitable regardless of the participant's length of employment with the Company. Participants' Profit Sharing and Leveraged ESOP accounts vest 20% for each year of credited service until they reach a 100% vested status after completing five years of credited service. If termination of employment is by reason of death, permanent disability, or retirement on or after attaining age 55, or if the Program is terminated, the participant's interest in these accounts is 100% vested.

Diversification

Effective September 1, 2000, participants at least age 50 are eligible to diversify all of their existing Leveraged ESOP balances and any future contributions into the Profit Sharing Plan investment funds. All participants in McDESOP may elect to diversify all or a portion of both existing and future participant contributions and related earnings into the Profit Sharing Plan investment funds in increments of 5%. Participants age 50 or older can diversify all or a portion of the employer-matching allocation in their existing McDESOP accounts and future contributions. Company matching contributions are not eligible to be diversified by those who are not yet age 50, and will remain invested in McDonald's common stock.

Termination and Forfeitures

Participants who terminate their employment with the Company are entitled to receive the vested interest in their Program accounts within a reasonable time following the close of the year in which the termination has occurred. The nonvested balance is forfeited at the end of the year in which the participant has five consecutive breaks-in-service, or upon distribution of the vested balance, whichever is earlier. If the participant resumes employment with the Company before incurring five consecutive breaks-in-service and requalifies to enter the Program, the forfeited nonvested balance is reinstated. If a participant does not terminate but has less than 500 hours of credited service during a calendar year, a break-in-service occurs.

                  McDonald's Corporation Profit Sharing Program

1. Description of the Program (continued)

Profit Sharing forfeitures are first used to fund participants' McDESOP account adjustments and then are used to fund the McDESOP Company match.

Leveraged ESOP forfeitures are allocated at the end of the calendar year to participants in the same manner as the allocation of the Company Leveraged ESOP contributions.

Forfeitures also include amounts forfeited as a result of unclaimed payouts greater than two years old for the Profit Sharing Plan, Leveraged ESOP, and McDESOP.

A terminated participant with vested benefits in excess of $5,000 will not receive a distribution from the Program until age 70 1/2 unless an earlier distribution is elected. Such accounts will continue to share in the allocation of investment income, and Profit Sharing Plan accounts will continue to be invested in accordance with the participant's investment elections.

Rollovers

The Program allows employees who were in a tax-qualified plan elsewhere to roll over all or part of their previous plan money into the Program where it can be invested in one or a combination of the Profit Sharing Plan investment funds. To qualify, the employee must contribute all or part of the amount received, excluding the employee's after-tax contributions, to the Program within 60 days after receiving a payout from the other plan.

In-Service Withdrawals

Effective January 1, 2001, participants who have been in the Program for at least 60 months are eligible to withdraw up to 75% of their Leveraged ESOP and Profit Sharing Accounts while still employed with the Company or Brand employers (Boston Market, Chipotle, and Donatos). Participants may only make one withdrawal in a calendar year. Withdrawals are not allowed from McDESOP plan until termination from the Company or the participant reaches age 70 1/2.

Voting

Participants are entitled to direct the Trustees in voting shares of McDonald's stock credited to their accounts. In addition, participants who are employees may direct the vote on unallocated and unvoted shares based on the relative allocated shares credited to their accounts.

                  McDonald's Corporation Profit Sharing Program

1. Description of the Program (continued)

Program Termination

Although it has not expressed any intent to do so, the Company has the right under the Program to discontinue its contributions at any time and to terminate the Program subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Program termination, participants will become fully vested in their accounts.

Investment Valuation

The Program holds a beneficial interest in the McDonald's Savings and Profit Sharing Master Trust ("Master Trust"). Earnings, market adjustments, fees, and expenses relating to investment transactions of the Master Trust are allocated to the participating plans (the Program and MHDC Partners Savings and Profit Sharing Plan) based on each plan's share of the Trust assets. The MHDC Partners Savings and Profit Sharing Plan was terminated effective November 30, 2001, and all assets of that plan were distributed to plan participants prior to December 31, 2001.

Investments (except for those in investment contracts) are stated at fair market value. Investments in common and preferred stocks and corporate bonds are valued at the closing exchange prices reported by the New York Stock Exchange. The market values for commercial paper and other short-term investments are cost plus accrued interest, which approximates current market value. The values of the common trust funds are based on quoted redemption values. Such redemption values primarily reflect quoted market prices for the underlying securities. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Program at year end. The investment contracts are stated at contract value, which represents cost plus accrued interest less withdrawals.

Purchases and sales of securities are accounted for on the trade date. Realized gains or losses on the sale of securities are based on the average cost of the securities. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

                  McDonald's Corporation Profit Sharing Program

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Company Contributions

Company contributions to the Profit Sharing, Leveraged ESOP, and McDESOP Plans are recorded as expense to the Company on an accrual basis. Profit Sharing Plan and Leveraged ESOP contributions are recorded in participants' accounts when received annually. The McDESOP Company matching allocations are recorded in participants' accounts semimonthly, and participant elected salary reductions are recorded in participants' accounts at the end of the applicable payroll period. Participants' rollover contributions are recorded when received.

Unallocated Net Assets Available for Benefits

Unallocated net assets available for benefits represents the market value of shares of McDonald's common stock purchased through the Leveraged ESOP which has not been released for allocation to participants' accounts, offset by the balance of the debt issued by the Leveraged ESOP. Unallocated net assets available for benefits is reduced by the market value of the shares as they are allocated to participants.

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

                  McDonald's Corporation Profit Sharing Program

3. Financial Statements and Form 5500

No differences exist between the financial statements and Form 5500 at December 31, 2001.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2000 (in thousands):

                                                                    December 31
                                                                       2000
                                                                  --------------

        Net assets available for benefits per the
           financial statements                                   $   2,270,609
        Amounts allocated to withdrawn participants                     (30,297)
                                                                  --------------
        Net assets available for benefits per the Form 5500       $   2,240,312
                                                                  ==============

Amounts allocated to withdrawing participants by investment are as follows (in thousands):

                                                                     December 31
                                                                        2000
                                                                    ------------

        Holding Accounts                                            $        205
        Money Market Fund                                                    687
        Stable Value Fund                                                  2,863
        Blended Stock/Bond Fund                                              534
        Diversified Stock Fund                                             4,753
        S&P 500 Index Fund                                                 1,183
        International Stock Fund                                             585
        McDonald's Common Stock                                           19,487
                                                                    ------------
                                                                    $     30,297
                                                                    ============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment at year-end but not yet paid.

                  McDonald's Corporation Profit Sharing Program

4. Investments

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows (in thousands):

                                                                                  December 31
                                                                 2001                            2000
                                                    ------------------------------------------------------------
                                                                   Net Realized                    Net Realized
                                                                  And Unrealized                  and Unrealized
                                                                   Appreciation                    Appreciation
                                                                  (Depreciation)                  (Depreciation)
                                                                     in Value                        in Value
                                                                    During the                      During the
                                                        Value          Year          Value             Year
                                                    ------------------------------------------------------------
Investments, at fair value:
   Commercial paper and other
     short-term investments                         $     68,513    $    (190)    $   66,330              103
   Corporate bonds                                         1,000            -            500               (1)
   Government bonds                                        1,028           (5)             -                -
   Mutual funds                                           72,767      (14,777)        92,303           (8,632)
   Common and preferred stocks                           172,781      (29,203)       238,367          (19,453)
   McDonald's Corporation common
     stock                                             1,176,797*    (360,411)     1,676,121*        (343,115)
   Common Trust funds                                     47,732       (2,764)        51,148           (2,109)
Investments, at contract value:                                             -
   Pacific Life Insurance Company                          1,345            -          2,038                -
   Caisse Des Depots                                       7,045            -          7,067                -
   Caisse Des Depots                                      38,946            -         34,771                -
   Allstate Life Insurance Company                        58,057            -         20,845                -
   Pacific Life Insurance Company                         15,511            -         23,381                -
   Principal Life Insurance Company                       36,739            -         34,514                -
   Pacific Life - MBIA Insured                            29,873            -         28,002                -
   Principal Life Insurance Company                            -            -         34,133                -
   Pacific Life Insurance Company                         86,633            -         80,948                -
   Bank of America NT & SA                                56,392            -              -                -
                                                    ---------------------------------------------------------
                                                    $  1,871,159    $(407,350)    $2,390,468         (373,207)
                                                    =========================================================

*Individual investment which represents 5% or more of net assets available for benefits.

                  McDonald's Corporation Profit Sharing Program

4. Investments (continued)

The following is a summary of each investment contract held at December 31, 2001:

                                                              2001         2000
                                      2001       2000      Crediting    Crediting                         Fair              Fair
                                    Average     Average    Interest     Interest         Book            Market           Value of
                                     Yield       Yield       Rate*       Rate            Value            Value           Wrapper
                                    -----------------------------------------------------------------------------------------------
Allstate Life Insurance Company       6.20%       5.79%      5.70%       5.83%      $    58,056,618   $  59,585,115    $ (1,528,497)
Bank of America NT & SA               9.58           -       8.84           -            56,392,159      59,638,456      (3,246,297)
Caisse Des Depots                     4.66        6.18       3.81        5.68             7,045,324       7,138,766               -
Caisse Des Depots                     6.10        7.27       5.83        8.36            38,945,851      39,730,756               -
Pacific Life Insurance Company        5.61        7.65       3.49        7.92             1,344,876       1,367,754               -
Pacific Life Insurance Company        5.62        7.19       4.66        6.83            15,511,201      16,447,575               -
Pacific Life Insurance Company        7.02        6.36       7.02        6.38            86,632,772      88,678,242      (2,045,470)
Pacific Life - MBIA Insured           6.68        6.66       6.49        6.49            29,873,061      31,257,541               -
Principal Life Insurance Company      6.45        6.94       6.06        6.94            36,739,287      39,712,048               -
                                                                                    -------------------------------
                                                                                    $   330,541,149   $ 343,556,253
                                                                                    ===============================

*The crediting interest rate is determined at the end of each calendar year.

                  McDonald's Corporation Profit Sharing Program

5. Nonparticipant-Directed Investments

The McDESOP and Leveraged ESOP consist of both participant-directed and nonparticipant-directed investments. Information about the assets and the significant components of the changes in assets is disclosed in the "Allocated Fund" columns on pages 2 and 3 of the basic financial statements.

6. Master Trust Summarized Information

The following represents the summarized information of the net assets of the McDonald's Savings and Profit Sharing Master Trust as of December 31 (in thousands):

                                                     2001              2000
                                                 ------------------------------

Total investments                                $   1,871,159      $ 2,391,249
Total receivables                                       28,862           11,820
Total liabilities                                     (123,001)        (131,668)
                                                 ------------------------------
Net assets                                       $   1,777,020      $ 2,271,401
                                                 ==============================

Program's share of net assets                    $   1,777,020      $ 2,270,609
                                                 ==============================

Dividend income                                  $      13,398      $    15,347
Interest income                                         30,558           22,611
Net realized and unrealized depreciation
   in fair value of investments                       (407,473)        (373,348)
Total expenses                                         (12,303)         (13,166)
                                                 ------------------------------
Total net investment loss                        $    (375,820)     $  (348,556)
                                                 ==============================

Program's share of net investment loss           $    (375,701)     $  (348,418)
                                                 ==============================

                  McDonald's Corporation Profit Sharing Program

7. Notes Payable

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for 3 years with a final maturity of July 15, 2002. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

In December 1994, the Leveraged ESOP issued a total of $17,460,000 of 6.52%, 6.59%, and 6.57% Guaranteed ESOP Notes, Series C, with final maturities of September 15, 2004, June 1, 2006, and December 1, 2005, respectively. In November 1999, $8,684,656 of these notes were paid down, leaving a total of $8,775,344 remaining. In December 1995, the Leveraged ESOP issued a total of $18,970,000 of 6.74%, 6.75%, 6.72%, and 6.68% Guaranteed ESOP Notes, Series C,
with final maturities of December 1, 2004 and 2005, September 15, 2004, and December 15, 2003, respectively. In November 1999, $11,771,030 of these notes were paid down, leaving a total of $7,198,970 remaining. In December 1996, the Leveraged ESOP issued a total of $20,220,000 of 6.82%, 6.75%, and 6.77% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 15, 2002, and December 15, 2003, respectively. In November 1999, $14,181,859 of these notes were paid down, leaving a total of $6,038,141 remaining. In December 1997, the Leveraged ESOP issued a total of $18,350,000 of 6.89%, 6.86%, and 6.81% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 1, 2003, and December 15, 2002, respectively. In November 1999, $13,600,913 of these notes were paid down, leaving a total of $4,749,087 remaining. All proceeds were used for prepayment of the Series A and B Guaranteed ESOP Notes. The terms of the Series C Notes require semiannual interest payments with lump-sum principal payments at maturity date.

The Series A, Series B, and Series C Notes are collateralized by unallocated shares of McDonald's common stock, valued at $130,816,000, $64,758,000, and $41,092,000, respectively, at December 31, 2001. All Notes are guaranteed by McDonald's Corporation. Holders of the Notes have no recourse against the assets of the Leveraged ESOP, except for such collateralized shares, cash contributions to the Leveraged ESOP,

                    McDonald's Corporation Profit Sharing Program

7. Notes Payable (continued)

and earnings attributable to such collateralized shares or contributions, which were valued at approximately $240,390,000 at December 31, 2001. The unallocated shares of McDonald's common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

Following are maturities of the Notes for each of the next five years (in thousands):

                               Series A   Series B   Series C
                                Notes      Notes      Notes      Total
                             -----------------------------------------
2002                         $  2,142   $  1,079   $  4,182  $   7,403
2003                               --         --      7,181      7,181
2004                               --         --      7,895      7,895
2005                            1,164        586      5,203      6,953
2006                            3,314      1,669      2,300      7,283
Beyond 2006                    52,634     26,516         --     79,150
Total over remaining         -----------------------------------------
 life of Notes               $ 59,254   $ 29,850   $ 26,761  $ 115,865
                             -----------------------------------------

8. Administrative Fees

The custodian and investment managers' fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants' accounts. Certain administrative expenses directly associated with the Program are paid by the Program and charged to participants' accounts, including salary expenses for certain McDonald's employees. The Company provides other administrative services to the Program without charge.

9. Income Tax Status

The Program has received a favorable determination letter dated May 14, 2002, from the Internal Revenue Service ("the IRS") stating that the Program is qualified under Section 401(a) of the Internal Revenue Code ("IRC") and that the Leveraged ESOP component of the Program constitutes an employee stock ownership plan that meets the requirements of Section 4975 of the IRC. The Trusts established in connection with the Program appear to be exempt from federal income taxes.

                  McDonald's Corporation Profit Sharing Program

10. Transactions With Parties In Interest

During 2001 and 2000, the Program received $10,107,000 and $10,688,000, respectively, in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 7, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Program in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC. Fees paid during the year for accounting and other services rendered by parties in interest were based on customary and reasonable rates for such services.

11. Subsequent Events

On November 9, 2001, the Program was amended and restated in its entirety and renamed the McDonald's Corporation Profit Sharing and Savings Plan ("the Plan"), effective January 1, 2002. In addition, the McDonald's Matching and Deferred Stock Ownership Trust was merged with the McDonald's Corporation Profit Sharing Master Trust to create the McDonald's Corporation Profit Sharing and Savings Trust ("the Trust"), effective December 31, 2001.

The following changes were made to the Program effective January 1, 2002, unless stated otherwise:

The features of the Plan were renamed 401(k) (which includes the participant contributions as well as the employer match), Profit Sharing (which includes Investment Savings), ESOP, Stock Sharing, and Rollover.

Effective February 8, 2002, the Plan outsourced its recordkeeping function to Northern Trust Retirement Consulting following a transition period.

Eligibility

In addition to the existing eligibility requirements, individuals must have a valid social security number and be on the U.S. payroll of their employer to participate in the Plan. Also, Brand employees (Boston Market, Chipotle, and Donatos) who are full-time salaried restaurant managers, staff, and executives and part-time staff scheduled to work at least 20 hours per week, are eligible to make salary deferrals to the Plan after completing one full calendar month of employment. After meeting the eligibility requirements, participants can contribute up to 15% of pay.

                  McDonald's Corporation Profit Sharing Program

11. Subsequent Events (continued)

Investments and Elections

On February 5, 2002, the Master Custody Agreement dated September 29, 1989, between the Trustees of the Program and The Northern Trust Company was amended. The money market fund was eliminated. Effective April 16, 2002, BlackRock Financial Management, Inc. was replaced by Turner Investment Partners, Inc. as one of the investment managers for the Diversified Stock Fund. Effective March 1, 2002, Dresdner RCM Global Investors was replaced by Artisan Partners L.P.

Effective February 8, 2002, participants can elect, on a daily basis, to have their account balances invested in 1% increments in one or any combination of the Plan's investment funds. Participants can also elect to invest their employer match, as well as their own 401(k) contributions, in Company stock or any alternative investment funds. Participants can make separate investment elections for their existing account balance and for new contributions. Participants can also make separate investment elections for each feature of the Plan.

Allocation of Contributions and Earnings

Participants who terminate before the last day of the year due to death, permanent disability or retirement on or after age 55 share in the allocation of the Profit Sharing contributions and ESOP allocations in the year their employment terminates. Other events (such as termination of employment with 10 years of credited service) no longer qualify to share in the allocation of the Profit Sharing contributions and ESOP allocations.

Employer matching allocations are credited based on the safe harbor match (100% match on the first 3% of pay contributed and 50% on the next 2% of pay contributed) for all eligible participants, regardless of pay class or employer. The match is credited to participant accounts after each pay period.

Participant net investment income or loss for all accounts are allocated to participants each day of the week that the stock market is open.

Brand employees can participate in the Profit Sharing and ESOP features if the Company allows the Brands to adopt these features. As of January 1, 2002, no Brand employer has adopted the Profit Sharing or ESOP features.

                  McDonald's Corporation Profit Sharing Program

11. Subsequent Events (continued)

Diversification

All participants, regardless of age, may diversify their entire 401(k) balance (which includes employer-matching allocations) at any time. Employer-matching contributions are no longer required to remain invested in McDonald's Stock until age 50.

Termination and Forfeitures

Participants who terminate employment after satisfying the requirements to make 401(k) contributions and subsequently rehire can resume making 401(k) contributions as soon as administratively feasible. Individuals who are re-employed before incurring five consecutive one-year Breaks-In-Service and were not fully vested in their Profit Sharing or ESOP account, will have the amount previously forfeited restored upon rehire. Individuals rehired after five consecutive one-year Breaks-In-Service, will not have any forfeitures on their Profit Sharing or ESOP account reinstated. An individual's years of vesting service earned before re-employment are added to their years of vesting service earned after re-employment.

Rollovers

In addition to rollovers from previous employer tax-qualified plans, employees can roll over their money into the Plan from tax deferred annuities, qualified employee annuities, deferred compensation arrangements maintained by a governmental employer as described in IRC Section 457(e)(16), and rollover individual retirement accounts established with the proceeds of a distribution from one of the plans described above, provided that additional contributions had not been made.

Other

Participants age 59 1/2 or older may withdraw all of their account balances under the Plan at any time.

Individuals that are employed as a salaried restaurant manager or staff with a licensee-owned restaurant that is purchased by McDonald's or Brand employers and are at least age 21 may enter the 401(k) feature of the Plan as soon as administratively feasible and be eligible for the employer match. If McDonald's purchased the restaurant, the individuals described above will automatically enter the Profit Sharing and ESOP features of the Plan and receive two years of credited service toward vesting unless considered a "highly paid" employee. "Highly paid" employees will receive the lesser of two years credited service or actual years of employment.

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           McDONALD'S CORPORATION
                                           PROFIT SHARING PROGRAM

                                           By: ADMINISTRATIVE COMMITTEE


Date: June 27, 2002                       By: /s/ Eugene J. Stachowiak
                                               ------------------------
                                               Vice President, Trustee, and
                                               Member of the Administrative
                                               Committee